Lancasters LLC

Management-Prepared Financial Statements

Prepared in accordance with U.S. generally accepted accounting principles

December 31, 2024 and the Year Then Ended

Unaudited

Lancasters LLC

Balance Sheet

December 31, 2024

Assets

Cash	$355,935.31
Film production costs	$231,961.79
Total assets	**$587,897.10**

Liabilities and members' equity

Deferred crowdfunding obligations	$214,344.17
Project financing obligations	$373,552.93
Total liabilities	**$587,897.10**
Members' equity	$0.00
Total liabilities and members' equity	**$587,897.10**

Lancasters LLC

Statement of Operations

Year Ended December 31, 2024

Revenue	$0.00
Expenses	$0.00
Net income	**$0.00**


Lancasters LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2024


Members' equity, beginning of year	$0.00
Net income	$0.00
Members' equity, end of year	**$0.00**

Lancasters LLC

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities

Net income	$0.00
Net cash provided by operating activities	**$0.00**

Cash flows from investing activities

Capitalized film production costs paid in 2024	($231,961.79)
Net cash used in investing activities	**($231,961.79)**

Cash flows from financing activities

Wefunder project financing received in 2024	$373,552.93
Net cash provided by financing activities	**$373,552.93**
Net increase in cash	$141,591.14
Cash at beginning of year	$214,344.17
Cash at end of year	**$355,935.31**

Notes to Financial Statements

1. Nature of operations

Lancasters LLC is a Utah limited liability company formed in 2023 to develop, finance, produce, distribute, license, and otherwise exploit motion pictures and related projects in the Lancasters and Jonquils universe, including *Seeking Persephone.*

2. Summary of significant accounting policies

The accompanying financial statements are management-prepared and unaudited. Management prepared the statements in accordance with U.S. generally accepted accounting principles using the Company's available books, records, and supporting schedules. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

3. Revenue

No revenue was earned during 2024. The Company was in the production phase of *Seeking Persephone* throughout the year.

4. Film production costs

Costs directly associated with the production of *Seeking Persephone* were capitalized as film production costs. Capitalized costs incurred during 2024 totaled $231,961.79 and consisted of wardrobe ($41,621.34), production design ($88,474.67), crew ($37,395.67), actors ($27,939.85), locations ($21,237.25), scouting ($6,089.52), food ($2,097.20), and miscellaneous ($7,106.29). No amortization was recorded during 2024 because the film had not yet been released or otherwise exploited.

5. Deferred crowdfunding obligations

Kickstarter proceeds of $214,344.17 received in 2023 are presented as deferred crowdfunding obligations. The Company's 2023 reviewed financial statements, prepared by an independent accountant, classified the Kickstarter proceeds as other income in 2023. The classification of these proceeds as deferred obligations in these statements is consistent with the treatment used in the Company's prior Form C filing and the Company's 2025 financial statements.

6. Project financing obligations

On December 19, 2024, the Company received $373,552.93 (net of Wefunder platform fees) from its Regulation Crowdfunding offering on Wefunder. These proceeds represent project-level financing through revenue-sharing Film Financing Agreements rather than equity ownership interests in the Company.

7. Beginning cash

Cash at January 1, 2024 of $214,344.17 represents Kickstarter proceeds received in 2023 and held at the beginning of the year.

Principal Executive Officer Certification

I certify that the accompanying financial statements of Lancasters LLC for the year ended December 31, 2024 are true and complete in all material respects to the best of my knowledge and belief.

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